Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

March 3, 2014

VIA EDGAR

Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Petron Energy II, Inc.
Amendment No. 1 to Registration Statement of Form S-1
Filed February 5, 2014
File No. 333-192881

Dear Mr. Schwall:

Petron Energy II, Inc. (“Petron Energy”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 21, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 1 to Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-5

Note 12-Supplemental Information on Oil & Gas (Unaudited), page F-25

1.	We note your disclosure of the proved developed reserves presented on page F-27 appears to exclude those amounts attributable to the proved developed non-producing reserves disclosed in Exhibits 10.2 and 99.1 for the periods ending December 31, 2011 and December 31, 2012, respectively. Please refer to the definition of proved developed oil and gas reserves found in the Glossary under FASB ASC paragraph 932-235-20 and revise your disclosure for these periods and to the extent necessary for the beginning of the year for 2011.

Response: In response to the Staff’s comment, we have amended our disclosure of proved developed reserves to include the proved developed non-producing reserves in the instances in which the future development expense is not significant.

2.	We acknowledge your response to comment 5 in our letter dated January 10, 2014; however, we re-issue our comment in part as the explanation provided does not clearly explain the cause for the changes in your 2011 oil and gas reserves. Please expand your disclosure to clarify the reasons for the low oil production and why you removed all of your natural gas reserves. Also, please expand your disclosure to provide an explanation for the significant changes in your oil and gas reserves for the period ending December 31, 2012 due to revisions of the previous estimates and purchases.

Response: We hereby advise the Staff that the gas reserves on page F-27 at the beginning of 2011 were all contained in one lease. During 2011 there was no development activity on this lease so the reserve classification was changed to probable in the reserve report as of December 31, 2011. The increase in the gas reserves in 2012 were not related to the aforementioned lease. Development activity undertaken in 2012 resulted in revisions from probable to proved developed on other Company leases.

The decrease in the oil reserves is related to events on two leases in both 2011 and 2012. In 2011 initial develop work on one lease did not have favorable results which resulted in a downward revision in the proved oil reserves of 8,776 barrels. On the second lease in 2011, the development plans were delayed indefinitely plus some wells were taken off line due to needing repairs. As a result the proved oil reserves related to this lease were revised downward by 26,906 barrels in 2011. Other miscellaneous revisions that netted to an increase of 1,902 barrels on all other leases made up for the rest of the revision total in 2011 which was a decrease of 33,780 barrels. In 2012 additional development efforts did not result in a favorable outcome when completed so the reserves on this lease were revised downward by an additional 11,849 barrels after the 2011 decrease of 8,776 barrels. Also in 2012 there were additional wells taken out of production due to repair issues which resulted in a further downward revision of 16,705 barrels. All other revisions resulted in a net decrease in proved reserves of 1,729 barrels for a net total downward revision in 2012 of 30,283 barrels.

Item 16-Exhibits and Financial Statement Schedules, page II-5

3.	Please amend the description provided for Exhibit 10.2 to identify the effective date and entity who prepared the referenced “Independent Petroleum Engineer Report.”

Response: We hereby advise the Staff that Exhibit 10.2 was included an error, which was intended for the 2012 reserve report that was included as Exhibit 99.1. Accordingly, Exhibit 10.2 has been removed.

4.	Please obtain and file the consent of Forrest A. Garb & Associates, Inc. as an exhibit to the Registration Statement

Response: In response to the Staff’s comment, the Company will obtain the consent of Forrest A. Garb & Associates, Inc. to be filed as Exhibit 23.3.

Exhibit 99.1

5.	The reserve report includes information relating to probable reserves that is not disclosed in the Registration Statement. We believe the information in the reserve report should correlate with the disclosure in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Registration Statement and Exhibit 99.1 to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

Response: We respectfully advise the Staff that the reserve report will be amended to delete the Total Probable Category.

6.	Please expand the disclosure in the report to clarify if the costs to abandon the properties are included as part of the future capital expenditures.

Response: In response to the Staff’s comment, the last sentence of the second paragraph on page 2 under “Economic Considerations” in the reserve report will be clarified to include abandonment and the fact that these costs are not considered material.

7.	The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report to address the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item

1202(a)(8)(i)).

• The date on which the report was completed (in addition to the effective date) (Item

1202(a)(8)(ii)).

•	A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item

1202(a)(8)(iv)).

•	The average realized prices by product type in addition to the initial benchmark prices prior to adjustments for differentials for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Response: We respectfully advise the Staff that the reserve report shall be amended to incorporate response to the four bullet points, as requested by comment 6.

Please call Bob Currier, Chief Financial Officer of Petron Energy II, Inc., at 214-908-2383 after you have reviewed the above responses.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Petron Energy II, Inc.

By:	/s/ Floyd Smith
Name: Floyd Smith
Title: President, CEO, Secretary, Treasurer and Director